                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 3


                                       TO


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             USinternetworking, Inc.
                             -----------------------
                                (NAME OF ISSUER)


                                  Common Stock
                                  ------------
                         (TITLE OF CLASS OF SECURITIES)


                                    917311805
                                    ---------
                                 (CUSIP NUMBER)


                                October 23, 2001
                                ----------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


--------------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

         [ ]      RULE 13d-1(b)

         [ ]      RULE 13d-1(c)

         [X]      RULE 13d-1(d)



                               PAGE 1 OF 12 PAGES

--------------------------------------------------------------------------------
CUSIP NO. 917311805              SCHEDULE 13G                 PAGE 2 OF 12 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON:
          Grotech Partners IV, L.P.

          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
          52-1846258
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) [ ]
                                                                   (b) [X]
--------------------------------------------------------------------------------
  3       SEC USE ONLY


--------------------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
--------------------------------------------------------------------------------
                            5     SOLE VOTING POWER
                                  0

                           -----------------------------------------------------
         NUMBER             6     SHARED VOTING POWER
        OF SHARES                 0
      BENEFICIALLY
        OWNED BY
          EACH             -----------------------------------------------------
        REPORTING           7     SOLE DISPOSITIVE POWER
       PERSON WITH                0

                           -----------------------------------------------------
                            8     SHARED DISPOSITIVE POWER
                                  0

--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

                    0
--------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*  [X]

--------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0.0%
--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*
          PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 917311805              SCHEDULE 13G                 PAGE 3 OF 12 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON:
          Grotech Partners V, L.P.

          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
          52-2100081
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   [ ]
                                                                   (b)   [X]

--------------------------------------------------------------------------------
  3       SEC USE ONLY


--------------------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
--------------------------------------------------------------------------------
                            5    SOLE VOTING POWER
                                 1,418,117

                           -----------------------------------------------------
         NUMBER             6     SHARED VOTING POWER
        OF SHARES                 0
      BENEFICIALLY
        OWNED BY
          EACH             -----------------------------------------------------
        REPORTING           7     SOLE DISPOSITIVE POWER
       PERSON WITH                1,418,117

                           -----------------------------------------------------
                            8     SHARED DISPOSITIVE POWER
                                  0

--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          1,418,117
--------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*  [X]

--------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          1.0%
--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 917311805              SCHEDULE 13G                 PAGE 4 OF 12 PAGES
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON:
          Grotech V Maryland Fund, L.P.

          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
          52-2209363
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   [ ]
                                                                   (b)   [X]

--------------------------------------------------------------------------------
  3       SEC USE ONLY


--------------------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
--------------------------------------------------------------------------------
                            5     SOLE VOTING POWER

                                  23,059
                           -----------------------------------------------------
         NUMBER             6     SHARED VOTING POWER
        OF SHARES                 0
      BENEFICIALLY
        OWNED BY
          EACH             -----------------------------------------------------
        REPORTING           7     SOLE DISPOSITIVE POWER
       PERSON WITH                23,059

                           -----------------------------------------------------
                            8     SHARED DISPOSITIVE POWER
                                  0

--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          23,059
--------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*  [X]

--------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0.0%
--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*
          PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 917311805              SCHEDULE 13G                 PAGE 5 OF 12 PAGES
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  1       NAME OF REPORTING PERSON:
          Grotech Partners VI, L.P.

          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
          52-2265025
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)   [ ]
                                                                   (b)   [X]

--------------------------------------------------------------------------------
  3       SEC USE ONLY


--------------------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE OF ORGANIZATION


          Delaware
--------------------------------------------------------------------------------
                            5     SOLE VOTING POWER
                                  5,558,823

                           -----------------------------------------------------
         NUMBER             6     SHARED VOTING POWER
        OF SHARES                 0
      BENEFICIALLY
        OWNED BY
          EACH             -----------------------------------------------------
        REPORTING           7     SOLE DISPOSITIVE POWER
       PERSON WITH                5,558,823

                           -----------------------------------------------------
                            8     SHARED DISPOSITIVE POWER
                                  0

--------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

          5,558,823
--------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*  [X]

--------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          3.8%
--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON*
          PN

--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO. 917311805               SCHEDULE 13G               PAGE 6 OF 12 PAGES
--------------------------------------------------------------------------------


ITEM 1.

        (a)     Name of Issuer

                USinternetworking, Inc.

        (b)     Address of Issuer's Principal Executive Offices

                One USI Plaza
                Annapolis, Maryland  21401
ITEM 2.

        (a)     Name of Person Filing

                (i) Grotech Partners IV, L.P. is a Delaware limited partnership. The name of the general partner is Grotech Capital Group IV, LLC, a Maryland limited liability company. The voting members of Grotech Capital Group IV, LLC are Frank A. Adams, David G. Bannister, Stuart D. Frankel, Patrick J. Kerins, Dennis J. Shaughnessy and Jeffrey R. Schechter. The business address of each of these entities and persons is c/o Grotech Capital Group, 9690 Deereco Road, Timonium, Maryland 21093.

                (ii) Grotech Partners V, L.P. is a Delaware limited partnership. The name of the general partner is Grotech Capital Group V, LLC, a Delaware limited liability company. The voting members of Grotech Capital Group V, LLC are Frank A. Adams, David G. Bannister, Stuart D. Frankel, Patrick J. Kerins and Dennis J. Shaughnessy. The business address of each of these entities and persons is c/o Grotech Capital Group, 9690 Deereco Road, Timonium, Maryland 21093.

                (iii) Grotech V Maryland Fund, L.P. is a Delaware limited partnership. The name of the general partner is Grotech Capital Group V, LLC, a Delaware limited liability company. The voting members of Grotech Capital Group V, LLC are Frank A. Adams, David G. Bannister, Stuart D. Frankel, Patrick J. Kerins and Dennis J. Shaughnessy. The business address of each of these entities and persons is c/o Grotech Capital Group, 9690 Deereco Road, Timonium, Maryland 21093.

                (iv) Grotech Partners VI, L.P. is a Delaware limited partnership. The name of the general partner is Grotech Capital Group VI, LLC, a Delaware limited liability company. The voting members of Grotech Capital Group VI, LLC are Frank A. Adams, David G. Bannister, Stuart D. Frankel, Patrick J. Kerins and Dennis J. Shaughnessy. The business address of each of these entities and persons is c/o Grotech Capital Group, 9690 Deereco Road, Timonium, Maryland 21093.

        (b)     Address of Principal Business Office or, if none, Residence

                c/o Grotech Capital Group
                9690 Deereco Road
                Timonium, Maryland  21093

--------------------------------------------------------------------------------
CUSIP NO. 917311805               SCHEDULE 13G               PAGE 7 OF 12 PAGES
--------------------------------------------------------------------------------


        (c)     Citizenship


                (i) Grotech Partners IV, L.P. is a Delaware limited partnership. Grotech Capital Group IV, LLC is a Maryland limited liability company. The members of Grotech Capital Group IV, LLC are all citizens of the United States.

                (ii) Grotech Partners V, L.P. is a Delaware limited partnership. Grotech Capital Group V, LLC is a Delaware limited liability company. The members of Grotech Capital Group V, LLC are all citizens of the United States.

                (iii) Grotech V Maryland Fund, L.P. is a Delaware limited partnership. Grotech Capital Group V, LLC is a Delaware limited liability company. The members of Grotech Capital Group V, LLC are all citizens of the United States.

                (iv) Grotech Partners VI, L.P. is a Delaware limited partnership. Grotech Capital Group VI, LLC is a Delaware limited liability company. The members of Grotech Capital Group VI, LLC are all citizens of the United States.

        (d)     Title of Class of Securities
                Common Stock

        (e)     CUSIP Number
                917311805

ITEM 3.* IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

        Not applicable

ITEM 4.         OWNERSHIP

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        Grotech Partners IV, L.P.
        (a)     Amount of beneficially owned:                                      0 shares (1)(2)
        (b)     Percent of class:                                                  0.0%
        (c)     Number of shares as to which the person has:
                (i)     Sole power to vote or to direct the vote.                  0 shares
                (ii)    Shared power to vote or to direct the vote.                0
                (iii)   Sole power to dispose or to direct the disposition of.     0 shares
                (iv)    Shared power to dispose or to direct the disposition of.   0

--------------------------------------------------------------------------------
CUSIP NO. 917311805               SCHEDULE 13G               PAGE 8 OF 12 PAGES
--------------------------------------------------------------------------------


        Grotech Partners V, L.P.
        (a)     Amount of beneficially owned:                                      1,418,117 shares (1)(2)(3)
        (b)     Percent of class:                                                  1.0%
        (c)     Number of shares as to which the person has:
                (i)     Sole power to vote or to direct the vote.                  1,418,117 shares
                (ii)    Shared power to vote or to direct the vote.                0
                (iii)   Sole power to dispose or to direct the disposition of.     1,418,117 shares
                (v)     Shared power to dispose or to direct the disposition of.   0

        Grotech V Maryland Fund, L.P.
        (a)     Amount of beneficially owned:                                      23,059 shares (1)(3)
        (b)     Percent of class:                                                  0.0%
        (c)     Number of shares as to which the person has:
                (i)     Sole power to vote or to direct the vote.                  23,059 shares
                (ii)    Shared power to vote or to direct the vote.                0
                (iii)   Sole power to dispose or to direct the disposition of.     23,059 shares
                (vi)    Shared power to dispose or to direct the disposition of.   0


        Grotech Partners VI, L.P.
        (a)     Amount of beneficially owned:                                      5,558,823 shares (1)(3)
        (b)     Percent of class:                                                  3.8%
        (c)     Number of shares as to which the person has:
                (i)     Sole power to vote or to direct the vote.                  5,558,823 shares
                (ii)    Shared power to vote or to direct the vote.                0
                (iii)   Sole power to dispose or to direct the disposition of.     5,558,823 shares
                (vii)   Shared power to dispose or to direct the disposition of.   0


        --------
        (1) The figures for the amounts beneficially owned by Grotech Partners IV, L.P., Grotech Partners V, L.P., Grotech V Maryland Fund, L.P. and Grotech Partners VI, L.P. do not include 25,312 shares of common stock issuable upon the exercise of options held by Frank A. Adams, a member of Grotech Capital Group IV, LLC, Grotech Capital Group V, LLC, Grotech Capital Group VI, LLC. Grotech Partners IV, L.P., Grotech Partners V, L.P., Grotech V Maryland Fund, L.P. and Grotech Partners VI, L.P. disclaim beneficial ownership of such shares.

        (2) On January 3, 2000, Grotech Partners IV, L.P. and Grotech Partners V, L.P. each tendered 15,823 shares of common stock to exercise warrants to purchase shares of common stock pursuant to a net exercise feature of the warrants. As a result, Grotech Partners IV, L.P. and Grotech Partners V, L.P. each received 466,318 shares of common stock. On January 6, 2000, Grotech Partners IV, L.P. and Grotech Partners V, L.P. distributed 334,699 and 602,556 shares of common stock, respectively, to their partners pro rata. On February 18, 2000, Grotech Partners IV, L.P. and Grotech Partners V, L.P. sold 756,208 and 1,361,397 shares of common stock, respectively, in a registered public offering. On June 19, 2000, Grotech Partners IV, L.P. and Grotech Partners V, L.P. distributed 700,386 and 1,260,898 shares of common stock,

--------------------------------------------------------------------------------
CUSIP NO. 917311805               SCHEDULE 13G               PAGE 9 OF 12 PAGES
--------------------------------------------------------------------------------


respectively, to their partners pro rata. On October 23, 2001 Grotech Partners IV, L.P., Grotech Partners V, L.P. and Grotech V Maryland Fund, L.P. distributed 4,902,702, 12,878,050 and 65,883 shares of common stock, respectively, to their partners pro rata.

        (3) On November 13, 2000, Grotech Partners V, L.P., Grotech V Maryland Fund, L.P. and Grotech Partners VI, L.P. agreed to purchase from the issuer 8,235,295 shares of common stock at a per share price of $3.40 and warrants to purchase 2,882,352 shares of common stock at a per share price of $4.08. On November 20, 2000, Grotech V Maryland Fund, L.P. purchased 16,471 of such shares and 5,765 of such warrants and Grotech Partners VI, L.P. purchased 1,029,412 of such shares and 360,294 of such warrants. On December 8, 2000, Grotech Partners V, L.P. purchased 1,012,941 of such shares and 354,529 warrants. On December 28, 2000, Grotech Partners V, L.P. purchased 3,038,824 of such shares and 1,063,588 of such warrants, Grotech V Maryland Fund, L.P. purchased 49,412 of such shares and 17,294 of such warrants and Grotech Partners VI, L.P. purchased 3,088,235 of such shares and 1,080,882 of such warrants.


        All share numbers in this Schedule 13G have been adjusted to reflect a 3 for 2 stock split of the issuer's common stock on February 28, 2000. Each of Grotech Partners IV, L.P., Grotech Partners V, L.P., Grotech V Maryland Fund, L.P. and Grotech Partners VI, L.P. disclaim the existence of a group with respect to the common stock of the issuer, and each disclaims beneficial ownership of the shares of common stock owned by the other.


ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                Not applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP

--------------------------------------------------------------------------------
CUSIP NO. 917311805               SCHEDULE 13G               PAGE 10 OF 12 PAGES
--------------------------------------------------------------------------------


                Not applicable.

ITEM 10.        CERTIFICATION

                By signing below, the parties certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

--------------------------------------------------------------------------------
CUSIP NO. 917311805               SCHEDULE 13G               PAGE 11 OF 12 PAGES
--------------------------------------------------------------------------------

                                    SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of Grotech Partners IV, L.P., Grotech Partners V, L.P., Grotech V Maryland Fund, L.P. and Grotech Partners VI, L.P. certify that the information set forth in this Statement is true, complete and correct.

        The parties agree that this statement is filed on behalf of each of them.

Dated:  November 9, 2001

                                      GROTECH PARTNERS IV, L.P.
                                      By:       Grotech Capital Group IV, LLC,
                                                Its General Partner


                                      By:       /s/ Jeffrey R. Schechter
                                                --------------------------------
                                      Name:     Jeffrey R. Schechter
                                      Title:    Treasurer

                                      GROTECH PARTNERS V, L.P.
                                      By:       Grotech Capital Group V, LLC,
                                                Its General Partner


                                      By:       /s/ Jeffrey R. Schechter
                                                --------------------------------
                                      Name:     Jeffrey R. Schechter
                                      Title:    Treasurer

                                      GROTECH V MARYLAND FUND, L.P.
                                      By:       Grotech Capital Group V, LLC,
                                                Its General Partner


                                      By:       /s/ Jeffrey R. Schechter
                                                --------------------------------
                                      Name:     Jeffrey R. Schechter
                                      Title:    Treasurer

                                      GROTECH PARTNERS VI, L.P.
                                      By:       Grotech Capital Group VI, LLC,
                                                Its General Partner


                                      By:       /s/ Jeffrey R. Schechter
                                                --------------------------------
                                      Name:     Jeffrey R. Schechter
                                      Title:    Treasurer

--------------------------------------------------------------------------------
CUSIP NO. 917311805               SCHEDULE 13G               PAGE 12 OF 12 PAGES
--------------------------------------------------------------------------------


                                    EXHIBIT A

                   AGREEMENT FOR JOINT FILING OF SCHEDULE 13G


        THE UNDERSIGNED PERSONS agree to file with the Securities and Exchange Commission a joint Schedule 13G on behalf of each of the undersigned with respect to their ownership of shares of common stock of USinternetworking, Inc.

                                      GROTECH PARTNERS IV, L.P.
                                      By:       Grotech Capital Group IV, LLC,
                                                Its General Partner


                                      By:       /s/ Jeffrey R. Schechter
                                                --------------------------------
                                      Name:     Jeffrey R. Schechter
                                      Title:    Treasurer

                                      GROTECH PARTNERS V, L.P.
                                      By:       Grotech Capital Group V, LLC,
                                                Its General Partner


                                      By:       /s/ Jeffrey R. Schechter
                                                --------------------------------
                                      Name:     Jeffrey R. Schechter
                                      Title:    Treasurer

                                      GROTECH V MARYLAND FUND, L.P.
                                      By:       Grotech Capital Group V, LLC,
                                                Its General Partner


                                      By:       /s/ Jeffrey R. Schechter
                                                --------------------------------
                                      Name:     Jeffrey R. Schechter
                                      Title:    Treasurer

                                      GROTECH PARTNERS VI, L.P.
                                      By:       Grotech Capital Group VI, LLC,
                                                Its General Partner


                                      By:       /s/ Jeffrey R. Schechter
                                                --------------------------------
                                      Name:     Jeffrey R. Schechter
                                      Title:    Treasurer